

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2015

<u>Via E-mail</u>
Ms. Jodi Johnson
Chief Financial Officer
Red Trail Energy, LLC
3682 Highway 8 South, P.O. Box 11
Richardton, North Dakota 58652

    RE: Red Trail Energy, LLC
             Form 10-K for the Year Ended September 30, 2014
             Filed December 15, 2014
             File No. 0-52033

Dear Ms. Johnson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Melissa N. Rocha

                      Melissa N. Rocha
                      Senior Assistant Chief Accountant